Exhibit 99.3

Earnings Presentation 1H 2025

DISCLAIMER – FORWARD - LOOKING STATEMENT AND NON - GAAP FINANCIAL INFORMATION Some of the statements contained in this press release include or may include “forward - looking statements” within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Exchange Act of 1934 , as amended, which are intended to be covered by the safe harbors created by those laws . These forward - looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions or strategies regarding the future . The forward - looking statements contained in this press release are based on current expectations and beliefs concerning future developments and their potential effects on Nuvini . There can be no assurance that future developments affecting Nuvini will be those that we have anticipated . Where a forward - looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis . All statements other than statements of historical fact may be forward - looking statements . The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “forecast,” “outlook,” “aim,” “target,” “will,” “could,” “should,” “may,” “likely,” “plan,” “probably” or similar words may identify forward - looking statements, but the absence of these words does not mean that a statement is not forward - looking . Forward - looking statements contained in this press release include, but are not limited to, statements about the ability of Nuvini to : realize the benefits expected from this strategic partnership ; achieve projections and anticipate uncertainties relating to the business, operations and financial performance of Nuvini, including (i) expectations with respect to financial and business performance, including financial projections and business metrics and any underlying assumptions, (ii) expectations regarding market size, future acquisitions, partnerships or other relationships with third parties, (iii) expectations on Nuvini’s proprietary technology and related intellectual property rights, (iv) future capital requirements and sources and uses of cash, including the ability to obtain additional capital in the future ; (v) Nuvini’s ability to enhance future operating and financial results, comply with applicable laws and regulations, stay abreast of modified or new laws and regulations applying to its business, including privacy regulation, anticipate rapid technological changes, and effectively respond to general economic and business conditions ; and (vi) Nuvini’s ability to implement its cost saving initiatives and achieve the projected cost reductions . While forward - looking statements reflect Nuvini’s good faith beliefs, they are not guarantees of future performance . Nuvini disclaims any obligation to publicly update or revise any forward - looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law . For a further discussion of these and other factors that could cause Nuvini’s future results, performance or transactions to differ significantly from those expressed in any forward - looking statement, please see the section “Risk Factors” of the Registration Statement in Form F - 4 filed by Nuvini with the U . S . Securities and Exchange Commission on September 6 , 2023 under number 333 - 272688 . You should not place undue reliance on any forward - looking statements, which are based only on information currently available to Nuvini . NVNI provides certain non - IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS . The non - IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS . There are significant limitations associated with the use of non - IFRS financial measures . Further, these measures may differ from the non - IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare NVNI's performance to that of other companies . 2

TABLE OF CONTENTS 1. THE CEO OVERVIEW 2. OPERATIONAL SUMMARY 3. FINANCIAL SUMMARY

THE CEO OVERVIEW 4 01.

THE CEO OVERVIEW 5 Pierre Schurmann Co - Founder, CEO and Chairman During the first half of this year, we focused on two strategic pillars: 1. Increasing cash flow generation and operational efficiency through AI - driven initiatives. 2. Preparing the company to scale through new acquisitions . We are doing that by proactively acceleration our pipeline and amplifying our funding optionality. These priorities have shaped our trajectory, and the results demonstrate solid progress.

FIRST HALF 2025 OPERATIONAL SUMMARY 6 02.

THE COO OVERVIEW 7 GUSTAVO USERO COO During the first half of this year, we focused on : Operational Efficiency Through AI, we unlocked R $ 5 . 2 million in cost savings via automation, infrastructure optimization, and AI - powered initiatives, while reducing headcount by 15 % and migrating development teams to AI coding tools, enabling higher - value productivity . Scalable Growth & Innovation We launched the NuviniAI Prize , driving innovation and new revenue within the group, and established the foundation for an additional R $ 12 million in savings over the next 12 months , supported by Oracle migration and the rollout of AI - enabled cross - sales in Q 4 2025 .

NUVINI AI LABS ACCELERATES SINERGIES, UNLOCKING VALUE THROUGH AI - POWERED EFFICIENCIES 8 (*) Nuvini’s expectations on its AI - driven cost savings are based on its current business operations and market dynamics and could be significantly impacted by various factors, including but not limited to Nuvini’s evolving business model, future investment decisions, market environment and technology landscape . See “Disclaimer – Forward - Looking Statement and Non - GAAP Financial Information” . Nuvini AI Labs announced strong progress in its AI sinergy initiative , a group - wide program that leverages artificial intelligence to boost free cash flow generation and strengthen the financial resilience of its portfolio companies . Since the it's start, earlier this year, the initiative has already delivered savings of R $ 5 . 2 million through intelligent portfolio AI - driven process automation and infrastructure optimization across companies in the group . Looking ahead, the impact is set to scale rapidly . Over the next 12 months, these initiatives are estimated to generate R $ 12 million (*) in total savings, with nearly 20 % of the total coming directly from AI - enabled migration to Oracle . This represents the equivalent of approximately 50% of all free cash flow from 2024. This milestone underscores how technology transformation, led by advanced AI capabilities, is playing a central role in driving sustainable value creation for the group.

NUVINIAI PRIZE: DRIVING INNOVATION ACROSS BRAZIL'S B2B SOFTWARE 9 Strategic Vision

AI Maturity Benchmarking Scoring companies to identify priorities in sales automation, customer support, and financial workflows Operational Efficiency Playbook Highlighting low - readiness areas and replicating proven cost - saving initiative Strategy Alignment Unified framework to standardize AI adoption across NVIDIA Inception and Windsurf NUVINIAI INDEX 10 Strategic Framework Dual Purpose Internal Portfolio Transformation Management framework for scoring, benchmarking, and prioritizing AI initiatives across portfolio companies External M&A Qualification Strategic radar for identifying acquisition targets and positioning Nuvini as a leading authority on AI maturity in Latin America ”The NuviniAI Index not only drives internal AI adoption across our portfolio but also provides a standardized framework to assess AI maturity and guide M&A targets.” - Pierre Schurmann, CEO

FIRST HALF 2025 FINANCIAL SUMMARY 12 03.

Increase Revenue Recurrence: Recurrence continued to increase during the period, reaching 91.8%. NUVINI’S FIRST HALF 2025 SUMMARY (*) See “Disclaimer – Forward - Looking Statement and Non - GAAP Financial Information”. OPERATIONAL AND STRATEGIC Churn Decrease: Churn decreased to 2.4% (a 14.3% decrease compared to 1H2024). Enhanced Cash Flow (*): The company's robust net cash from operations, amounting to R$ 16.8 million, a 16.3% increase compared to 1H24, solidifies its capacity to fund future growth initiatives. 11

NUVINI’S FIRST HALF 2025 SUMMARY • Net Revenue : R $ 98 . 2 million, 6 . 5 % growth compared to R $ 92 . 2 million in 1 H 24 . This result reflects customer base growth and retention, a fundamental metric for SaaS companies . • Net Cash from Operating Activities : Net outflow o f R $ 32 . 3 million, primarily reflecting divestments and deconsolidation executed during the period . Additionally, the Real's appreciation against the Dollar — from R $ 6 . 19 on 12 / 31 / 2024 to R $ 5 . 45 on 06 / 30 / 2025 — positively impacted the foreign exchange conversion o f NVNI Holding's balance sheet from USD to BRL, contributing to the reduction in accounts payable, considering that the presentation currency o f the Consolidated Financial Statements is the Brazilian Real . • Adjusted EBITDA(*) : R $ 21 million, representing a 20 % decrease compared to 1 H 24 , primarily impacted by higher administrative expenses . We anticipate margin recovery driven by the implementation of artificial intelligence solutions across holding and subsidiary operations . • Operating Result : Operating loss of R $ 32 million resulting from strategic investment divestiture aligned with NVNI Group's portfolio optimization guidelines . FINANCIAL MEASURES (*) See “Disclaimer – Forward - Looking Statement and Non - GAAP Financial Information”. (**) Based on 92,257,843 shares outstanding as of June 30, 2025 13

14 Net Revenue Breakdown and Saas Metrics (*) See “Disclaimer – Forward - Looking Statement and Non - GAAP Financial Information”. Saas Metrics 1H24 1H25 (unaudited) 22,055 22,660 Nuvini Group Clients 91,1% 91,8% Recurrence percentage 4,2 4,6 ARPU 2,8% 2,4% Churn % 6x 5x LTV/CAC

Consolidated Statement of Profit or Loss Data

	1H25(1) (unaudited)	1H25 (unaudited)	1H24
	(in US$ thousands)	(in R$ thousands)	
Net operating revenue	17,992	98,176	92,154
Cost of services provided	(6,639)	(36,224)	(35,826)
Gross profit	**11,354**	**61,952**	**56,328**
Margin %	***63%***	***63%***	***61%***
Sales and marketing expenses	(2,848)	(15,539)	(12,554)
General and administrative expenses	(7,672)	(41,863)	(31,936)
Other operating income (expenses), net	(6,686)	(36,483)	2,325
Operating loss	**(5,852)**	**(31,933)**	**14,163**
Financial income and expenses, net	(3,830)	(20,896)	(42,237)
Loss before income tax	**(9,682)**	**(52,829)**	**(28,074)**
Income tax, net	(1)	(4,423)	(5,129)
Discontinued operation	1	2,921	0,000
Net loss representing total comprehensive loss for the year	**(9,957)**	**(54,331)**	**(33,203)**
Net loss attributed to:			
Owners of the Company	(10,687)	(58,314)	(37,353)
Non-controlling interests	1	3,983	4,150
Loss per share			
Basic and diluted loss per share (R$)		**(0.59)**	**(1.02)**

(*) Based on 92,257,843 shares outstanding as of June 30, 2025

(1)For convenience purposes only, amounts in reais for the six-month period ended June 30, 2025, have been translated to U.S. dollars using an exchange rate of R$5.4565 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2025, as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See "Risk Factors—Exchange rate instability may have adverse effects on the Brazilian economy, the Nuvini Group's businesses and the trading prices of Nuvini Ordinary Shares and Nuvini Warrants."

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Reconciliation of Non-GAAP Financial Measures

	1H25(1) (unaudited) (in US$ thousands)	1H25 (unaudited)	1H24
		(in R$ thousands)	
Net loss	**(9,957)**	**(54,331)**	**(33,203)**
Income tax, net	0,811	4,423	5,129
Financial income and expense, net	3,830	20,896	42,237
Depreciation and amortization	1,830	9,985	9,116
EBITDA	**(3,487)**	**(19,027)**	**23,279**
Stock-based compensation	0,009	0,047	0,641
Fair value of derivative warrants	(0,409)	(2,233)	2,563
Descontinued operation	7,096	38,717	-
Bonus from prior years	0,665	3,628	-
Adjusted EBITDA	**3,873**	**21,132**	**26,483**
Margin %	*22%*	*22%*	*29%*
Taxes	(1,576)	(8,601)	(7,615)
Working Capital	233	1,275	(388)
Capex	(866)	(4,725)	(8,480)
Free Cash Flow	**3,081**	**16,811**	**14,455**

(*) See "Disclaimer – Forward-Looking Statement and Non-GAAP Financial Information".

(1)For convenience purposes only, amounts in reais for the six-month period ended June 30, 2025, have been translated to U.S. dollars using an exchange rate of R$5.4565 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2025, as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See "Risk Factors—Exchange rate instability may have adverse effects on the Brazilian economy, the Nuvini Group's businesses and the trading prices of Nuvini Ordinary Shares and Nuvini Warrants."

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Reconciliation of Non - GAAP Financial Measures 90.610 16.606 Non - current Liabilities 466.966 85.580 Total Liabilities 369.122 67.648 Share capital 128.892 23.622 Capital reserves (588.094) (107.779) Accumulated losses (10.455) (1.916) OCI 530 97 Non - controlling interest (100.005) (18.328) Total Equity 366.961 67.252 Total Liabilities and Equity 366.961 67.252 Total Assets 1H25 (unaudited) R$ 1H25(1) (unaudited) US$ (in thousands) Liabilities and Equity 1H25 (unaudited) R$ 1H25(1) (unaudited) US$ (in thousands) Assets 47.698 8.742 Accounts payable to suppliers 16.399 3.005 Cash and cash equivalents 19.456 3.566 Salaries and labor charges 11.777 2.158 Trade accounts receivable, net 392 72 Loans and financing 28.391 5.203 Short - term advances 20.697 3.793 Debentures 6.120 1.122 Other current assets 2.940 539 Exposure premium liability 62.687 11.488 Current Assets 573 105 Lease liability 11.578 2.122 Taxes, fees and contributions payable 4.323 792 Property and equipment, net 4.321 792 Deferred revenue 1.821 334 Right - of - use assets, net 266.577 48.855 Deferred and contingent consideration on acquisitions 118.839 21.779 Intangible assets, net 1.252 229 Related parties 170.986 31.336 Goodwill 872 160 Other current liabilities 8.305 1.522 Other non - current assets 376.356 68.974 Current Liabilities 304.274 55.764 Non - current Assets 867 159 Loans and financing 1.792 328 Taxes and contributions payable 1.363 250 Lease liability 21.633 3.965 Provisions for risks 22.734 4.166 Investors third parties 37.584 6.888 Deferred taxes 4.637 850 Derivative warrant liabilities (1)For convenience purposes only, amounts in reais for the six - month period ended June 30, 2025, have been translated to U.S. dollars using an exchange rate of R$5.4565 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2025, as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Risk Factors — Exchange rate instability may have adverse effects on the Brazilian economy, the Nuvini Group’s businesses and the trading prices of Nuvini Ordinary Shares and Nuvini Warrants.” 17

THANK YOU Do you have any questions? ir@nuvini.co ir.nuvini.co